Exhibit 4


                               PERDIGAO COMPANIES
                             MANAGEMENT REPORT 2002


Dear Shareholders,

     As a result of the policy outlined for the Company eight years ago that gives priority to sustained growth and added value, in 2002 we achieved an increase of 13.2% in the volume of meat sales, 14.1% in the frozen meat products sales and 31.4% in the pasta sales. This significant growth occurred in the domestic market (10.9%), as well as in the export market (16.4%).

     Company gross sales exceeded R$ 3.3 billion, up 19.8% compared to the previous year, with export sales accounting for 41% of the net sales.

     To achieve this performance Perdigao had to overcome the difficulties that affected the activities of the sector and of the Company, such as: the significant increase in the prices of commodities and secondary raw materials, mostly because of the exchange rate devaluation; increase in the meat supply worldwide; sanitary issues related to exports to the European Union and the prices practiced in the markets, which were lower than the increase in costs.

     In addition to these factors, net income of R$ 8.2 million posted for the period, down 95% compared to the previous year, suffered the effects of exchange rate devaluation since a portion of the net debt is linked to exchange rate.

     In spite of the above, the investments made in productivity gains, technological innovation and added value contributed to operating performance, measured by the EBITDA, one of the best annual results ever posted.

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EBITDA - R$ million


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     Equally important are the social programs and environment protection measures, which have been the object of constant concerns and improvements by the Company, in order to promote the development of the communities in which it operates, without losing sight of the mission of generating benefits and wealth for our investors.


INVESTMENTS

     At the end of 2003 the Agroindustrial Complex in Rio Verde, Goias, will be operating at its full capacity, producing 260,000 tons of meat/year, equivalent to more than 25% of Perdigao's total production capacity.


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     The investments in the Agroindustrial Complex in Rio Verde, state of Goias, in the new product lines and in the improvement plan totaled R$ 100.6 million, 23.5% below the investments made in the previous year.

     Part of the funds in the amount of R$ 22.5 million was obtained from the BNDES (Brazilian Development Bank) and Banco do Brasil (FCO- Fundo Constitucional do Centro Oeste) and the remaining portion came from the Company's own resources.


OPERATING PERFORMANCE


PRODUCTION

     Production and productivity goals were successfully achieved, with an increase of 14.7% in the total volume of meat production in the year and 2.0% in the last quarter.



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DOMESTIC MARKET

     Revenues in this market were up 21.7% in the year and up 21.2% in the fourth quarter, due to the increase of the sales volume of elaborated and processed meat and pasta products.


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     In order to reduce the impact of production costs that were over 10%, prices were adjusted around 8%, which was lower than the IPCA (Extended Consumer Price Index) that was 12.5%; we also have to consider the improvement in the product mix obtained through the launching of more than 40 products in the year.


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MARKET SHARE

     The Company's continuous concern in meeting market needs and expectations resulted in the launching of new lines and new products. The especial highlight was the Apreciatta line that now adds delicious pies and sweet pizzas, as well as the salted pastries flakes line. Other lines were expanded such as: Toque de Sabor, Chester, Light & Elegant, Breaded products, ready-to-eat meals, Turma da Monica, Evidence and Borella providing consumers with a great variety of processed meats and frozen pasta and pizzas.

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EXPORT MARKET

     Contrary to the increase in demand occurred in 2001, due to the effects of BSE ("mad cow disease") and the foot-and-mouth disease in Europe, dollar prices in the foreign markets had a decrease of 20%, in 2002, due to the high worldwide meat supply and the lower demand for poultry meats.

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     Sanitary issues related to exports to the European Union, with modification of the products analyses criteria, and the changes in the rules regarding imports of salted products, led to a decrease in sales and an increase in the expenses related to logistics and warehousing of the products destined to Europe.

     These changes led the Company to improve its process regarding the control and traceability of animals, implementing one of the fastest and most effective system available in the market, which allows total control throughout all phases of the productive process.

     Perdigao recalled and destroyed lots of chicken in which the analyses carried out in Europe showed the presence of nitrofuran. The Company reiterates that it does not utilize any medicament containing nitrofuran for any purpose or market since April 18, 2002, in advance of the ban imposed by the Brazilian government.


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     On October 28, 2002 Perdigao acquired the shares held by Sadia S.A. in the capital of BRF Trading S.A., whereupon this became BFF Trading S.A. (Brazilian Fine Foods), a wholly owned subsidiary of Perdigao.

     During the year 2003, the Company hopes to further consolidate its current markets and improve its performance in new markets, especially Canada and China.


ECONOMIC AND FINANCIAL PERFORMANCE


NET SALES

     Net Sales exceeded R$ 2.9 billion, an increase of 19.9% during the year, and R$ 904.6 million, up 18.3% in the fourth quarter due to higher volumes of value added products sold in the domestic market and export sales, which accounted for 41% of this result.

     The elaborated/processed products such as meats, pasta, pizzas and others, had a sales growth of 19% in the year and 22.7% in the last quarter.

     However, due to the decrease in sales of elaborated products (salted chicken breast) to Europe, and the increase of meat in-natura volume for exports, the contribution of elaborated/processed products decreased as shown in the chart below.


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COST OF SALES

     The greater impact on costs was caused by the increase in the price of the main raw materials. Corn and soybean prices had a significant increase of 47%, reflecting the exchange rate variations and the increase in the price of these commodities in the worldwide market, besides the lower volume of the National Corn Harvest in 2002.


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     The increase in the cost of sales, which was higher than the increase in revenues reflected also the increase of other items such as secondary imported raw materials, industrial meats, freights, fuel, insurance and electric power.

GROSS MARGIN

     Gross margin was 27.9% in the year, and 26.6% in the fourth quarter. These margins cannot be compared with those for the previous year due to a different market reality experienced each year.

     Thus, gross profit totaled R$ 813.4 million in the year, an increase of 1.7% compared to 2001 and reached R$ 240.7 million in the last quarter, a decrease of 7.5%.

OPERATING EXPENSES

     The impacts of currency devaluation were reflected in the expenses with shipping and land transport, storage, insurance and port services, which provoked a significant increase in commercial expenses.

     These costs were further increased by the logistics required for recall and replacement of products in Europe.

     In November of 2002 the Company implemented a project called, Exporta Sim, aiming at reducing the costs and process with exports and logistics, which the results should appear as from this year.

OPERATING RESULT

     On one hand, the 52% exchange rate devaluation in the period favored export sales but, on the other hand, it caused, as already mentioned, a significant increase in the cost of the main raw materials.

     Besides this, the sanitary issues related to exports to the European market resulted in a nonrecurrent adverse effect on results during the year of R$ 41 million.

     However, despite the adverse impacts suffered, the good performance obtained with an increase in sales volume, the improved product mix and the advance supply of corn allowed for an operating margin of 7.3% generating operational profit of R$ 214.2 million before interest.

NET FINANCIAL EXPENSES

     The increase in net debt was caused by the exchange rate devaluation, the investments realized and the additional working capital required to increase inventories of raw material, finished products and animals.


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     Gross accounting debt was R$ 1.793.6 million, with cash investments of R$
900.4 million, resulting in net debt of R$ 893.2 million, which represents 132.2% of the net equity, against 85.6% in the previous year.

     Perdigao's exposure of foreign currency net debt was US$ 57.6 million on December 31, 2002, down 41.8% compared to the previous year, and 35.4% lower than the quarter ended in September 30, 2002, as a result of the Company's policy of reducing its exposure of exchange rate.

     However, the strong exchange rate devaluation occurred during the year has significantly contributed to the increase of 81.5% in net financial expenses during the period affecting the results of anticipated financial expenses, which are offset by the increased revenues from future exports.

NET INCOME AND NET MARGIN

     Due to the effects described above, net income for the year was down 95.1% compared to 2001, totaling R$ 8.2 million. A result of R$ 30.0 million was recorded in the fourth quarter, down 61.1% compared to the last quarter of the previous year. Net margins were 0.3% for the year and 3.3% for the last quarter.


SHAREHOLDERS' EQUITY

     Net equity totaled R$ 675.6 million, an increase of 0.4% compared to 2001. The return on Investment was 1.2% in the year. This performance was compromised by the sum of adverse factors already mentioned.

     In the meeting held on March 22, 2002, the Board of Directors approved shareholders' payout at the gross value of R$ 0.12132 per share, totaling R$ 5.4 million. This amount will be considered as dividends, representing 66% of the net income for the year. Payment began on August 30, 2002.


STOCK MARKET

     The Company shares suffered not only the effects of the results obtained for the year, but also the impacts of the overall instability of stock markets worldwide, as well as those of the Brazilian economic conjuncture that rose the country risk in 2002.


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SOCIAL BALANCE

     The value added was R$ 898.2 million in the year, a decrease of 3.5% compared to the previous year.



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     As of December 31, 2002 the Company had 24.2 thousand employees, an increase of 8.0% compared with the previous year, which provided approximately
1.700 additional jobs, consolidating Perdigao as one of the largest job generators in the country.

     Perdigao's social role goes beyond this. The Company is strongly active in the promotion of favorable conditions for improving the quality of life of the communities where it operates, and works continuously on the protection of the environment.

     In 2002, investments in the amount of R$ 45.8 million were made on social and welfare programs, an increase of 21.5% compared to the previous year, and additional R$ 3.8 million were invested in environment protection programs.

     Productivity performance and net sales indicators per employee had a satisfactory growth of 6.4% and 11.0%, respectively, even when considering the employees hired for the production and sales areas.


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     The Company's growth over the last years has called for an administrative restructuring process in order to integrate, even more, the production, commercial and administrative structures, so as to sustain future development.


CORPORATE GOVERNANCE

     We ended the year with significant progress made in our Corporate Governance Policy; the Extraordinary General Meeting held on December 17, 2002 approved tag along rights for the Company's preferred shares, whereby these shares are entitled to be included in public offers for the sell of controlling ownership, assuring them a minimum price of 80% of the amount paid per share with voting rights that integrates the controlling block of shares.

     The Board of Directors also approved the Policy for Negotiation of Securities and for Disclosure of Company Acts and Relevant Facts. The new Code of Ethics, which was improved and updated, was approved in the Board of Directors Meeting held on December 17, 2002.

     Another important development was the creation of the Investors Relations website - http://www.perdigao.com.br/ri/eng, for the purpose of strengthening the communication channels with the capital markets.

     Recent changes in the American legislation introduced by the Sarbanes Oxley law are under study by the Company for implementation according to the SEC rules.

     The Company was appraised as the one that has made the best payout to its shareholders in the last decade (1992-2001) according to the GVA-50 study carried out by Fundacao Getulio Vargas of Sao Paulo and by the Boston Consulting Group.

     During the second quarter the Company hired the services of the firm Ernst & Young Auditores Independentes S/C to replace its independent auditors. This engagement and the evaluation of any possible conflict of interests are the responsibility of the Board of Directors. In September 2002, Ernst & Young was hired through competitive bidding, at a fee of R$ 500,000, which is 1.5 times their fees as auditors, to prepare a diagnosis of the tax effects on the export chain.


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AWARDS

     The Company received several important awards and prizes during the year, of which the highlights are: Ouro Abamec-SP, for eight consecutive years of presentations to the stock market; Social Responsibility Prize - RS-2002, awarded for the second consecutive time to Perdigao by the Assembleia Legislativa of Rio Grande do Sul (Legislative Assembly); Brazil Citizenship Export Award (Exporter of the Year category); The Citizen Company Award conferred by the Instituto de Marketing e Negocios during the 5th National Forum of Corporate Citizenship and the Destaque Award - Marketing 2002, in the Product category, for its line of Sweet Pizzas Apreciatta Perdigao.


PERSPECTIVES

     The main forecasts for 2003 are the following:

     o    Increase at about 8% in meat volumes;
     o Conclude the Agroindustrial Complex in Rio Verde, Goias, with capacity to produce 260,000 tons of meat;
     o Implementation of the Internationalization and Administrative Restructuring Projects;
     o Cost reduction through productivity gains and streamlining of the export and logistic processes;
     o Increase in the prices of the main raw materials, corn and soybean, due to sustained international prices and the expected devaluation of the real to the dollar;
     o    Investments around R$ 100 million;
     o    Creation of 1,600 new jobs.

     Perdigao is one of the largest food companies in Latin America and is one of the largest meat-processing companies in the world, exporting its products to more than 70 countries. The productivity, quality and competitiveness differential achieved along our 68 years of existence allows us to set our goals within a policy of sustained added value for our shareholders, of good relationship with our stakeholders and of respect for the environment.


                                                       Sao Paulo, February 2003.



       Eggon Joao da Silva                           Nildemar Secches
Chairman of the Board of Directors                   Chief Executive Officer